13700 Mayfield Place, Suite 2135 Richmond, BC V6V 2E4 Canada Phone: 604-270-4344 Fax: 604-270-4384 www.neovasc.com

Neovasc Reports Development Progress, Streamlined Operations
and Issuance of Options

     --Promotes Commercial Products at Major Cardiology Conferences--
--Convenes Opinion Leaders to Assist Product Development Efforts—
--Achieves Efficiencies and Conserves Cash by Consolidating R&D Operations—

November 3, 2008 – Vancouver, BC, Canada – Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today reported on its commercial and product development progress, the consolidation and streamlining of its R&D operations, including the appointment of a noted interventional cardiologist as Medical Director, and the issuance of options.

Commercial and Development Progress
Neovasc recently showcased its commercially available products, including its innovative Metricath® intravascular measurement system and its MatrixBP™ biologic vascular patch for carotid procedures at several major cardiovascular medical conferences including New Cardiovascular Horizons (NCVH), Vascular Interventional Advances (VIVA), TransCatheter Therapeutics (TCT) and the Canadian Cardiovascular Congress (CCC). A number of key opinion leaders conducted scientific talks and seminars in support of Neovasc’s products at these conferences and leading interventional cardiologists and vascular surgeons also participated in a series of new product development meetings sponsored by Neovasc.

Metricath was featured during NCVH “live case” seminars and in symposiums at VIVA. A breakfast symposium at TCT highlighted the benefits of Metricath with presentations by Dr. Jorge Saucedo, Oklahoma University Medical Center, Dr. Rajesh Dave, Pinnacle Health Heart and Vascular Institute at Harrisburg Hospital, Dr. Raed Aqel, Birmingham VA Medical Center and Dr. David Allie, Cardiovascular Institute of the South/Lafayette. Dr. Allie also presented an abstract for a Metricath study in patients with IPA, a common type of artery disease, in which he concludes that without Metricath, the “primary operator over or underestimated the Metricath-determined vessel size…in more than 50% of cases, and the final treatment frequently changed” [when Metricath measurements were used]. Dr. Allie’s full study demonstrating the impact of Metricath on assuring optimal treatment is expected to be published in a peer-reviewed journal soon.

The recent product development meetings focused on Neovasc’s pipeline of innovative new products including Reducer™, a coronary sinus stent for the treatment of chronic refractory angina and the Ostial product line targeting difficult-to-stent lesions occurring at the origin of an artery. Participating opinion leaders provided valuable counsel on development plans, and many expressed enthusiasm about the potential of these product candidates to provide important benefits to physicians and patients. Neovasc intends to provide further details about timelines and clinical strategies as these products proceed toward commercialization.

“We’ve made great progress in the past few months in advancing our commercially available products and in developing our new product pipeline,” said Alexei Marko, CEO and President of Neovasc. “These recent conferences were an excellent opportunity to involve key medical leaders in educating the medical community about the value of our existing products, as well as in obtaining their insights on achieving timely commercialization and optimal positioning for our exciting new products. We look forward to reporting on further progress in our current and new product efforts in the coming months.”

Streamlined Operations and Appointment of Medical Director
Following the successful merger of the three former companies that comprise Neovasc (Medical Ventures Corp, Neovasc Medical Ltd, and B-Balloon Ltd.), the company recently took steps to streamline its operations and reduce costs, cutting staff in its Vancouver and Israel operations to realize an overall company headcount reduction of 25%. By focusing on redundancies in the three organizations, management believes that these staff reductions will increase efficiencies without impacting product development operations or timelines. Neovasc also announced the appointment of Prof. Shmuel Banai, an internationally recognized interventional cardiologist and researcher, as Medical Director of Neovasc. Prof. Banai had overall responsibility for the initial development of the company’s Reducer and Ostial product candidates and brings more than 25 years of leadership in the interventional cardiology field to Neovasc.

Issuance of Options
On October 31, 2008 the company granted options to its employees, senior officers and directors to acquire a total of 1,157,077 common shares of Neovasc at an exercise price of $1.15 per share expiring on October 31, 2013. Alexei Marko, CEO of Neovasc was granted 290,250 options and CFO Chris Clark was granted 118,750 options. Neovasc directors Paul Geyer, Dr. Jane Hsiao, Steven Rubin and Douglas Janzen were each granted 15,000 options, and directors Dr. William O’Neill and Boaz Lifschitz were each granted 10,000 options. The options will vest 20% immediately and 20% on each anniversary of the grant date for the next four years. The market price at close of previous day was $0.28. The grant of these options is in accordance with the existing stock option plan.

About Neovasc Inc
Neovasc Inc. (formerly Medical Ventures Corp.), is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. Neovasc is comprised of the former Medical Ventures, Neovasc Medical Ltd. and B-Balloon Ltd. The company's current products include Metricath® for intravascular measurement and PeriPatch™ surgical tissue and staple line reinforcement products. Neovasc has a development pipeline of innovative new products, and provides contract medical device development and manufacturing services. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

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Corporate contact:	U.S. media & investor contact:
Neovasc Inc.	GendeLLindheim BioCom Partners
Chris Clark	Barbara Lindheim
604 249-4138	212-918-4650